UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NCI, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.019 per share

(Title of Class of Securities)

62886K 10 4

(CUSIP Number)

Charles K. Narang

11730 Plaza America Drive, Reston, Virginia 20190

703.707.6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62886K 10 4	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Chander (Charles) K. Narang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,200,000 Class B common stock convertible at option of holder into Class A common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 478,946 Class A common stock and 5,200,000 Class B common stock convertible at option of holder into Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,678,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11)*: 100% of Class B common stock Less than 5% of Class A common stock
14.	Type of Reporting Person (See Instructions) IN

(*)	Based on 5,200,000 shares of Class B common stock outstanding as of December 14, 2007 and 8,153,416 shares of Class A common stock outstanding as of December 14, 2007.

CUSIP No. 62886K 10 4	Page 3 of 6

Item 1.	Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Class A common stock, par value $.019 per share (the “Common Stock”) of NCI, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 11730 Plaza America Drive, Reston, Virginia 20190.

This statement also relates to the Class B common stock of the Company, which is convertible at the option of the holder into Class A common stock. The Class B common stock has the same rights and preferences as the Class A common stock, except that each share of the Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes and is freely convertible into one share of the Class A common stock.

Item 2.	Identity and Background.

(a) This statement is filed by Chander (Charles) K. Narang.

(b) The business address for Mr. Narang is 11730 Plaza America Drive, Reston, Virginia 20190.

(c) Mr. Narang is the founder, President and CEO of the Company. The principal business of the Company is providing information technology services and solutions to U.S. federal government agencies. The Company’s address is 11730 Plaza America Drive, Reston, Virginia 20190.

(d) During the last five years, Mr. Narang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Narang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f) Mr. Narang is a citizen of the United States of America.

CUSIP No. 62886K 10 4	Page 4 of 6

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Narang is the founder of the Company and the funds used to found the Company were personal funds supplied by Mr. Narang.

Item 4.	Purpose of the Transaction.

Mr. Narang is the founder, Chairman and Chief Executive Officer of the Company.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person is Mr. Narang.

(a) Amount beneficially owned: 5,2000,000 shares of Class B Common Stock through the Chander K. Narang Revocable Trust u/t/a dated June 30, 1999 and 478,946 shares of Class A common stock through the Shashi K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004 and the Chander K. Narang 2004 GRAT under Trust Agreement dated December 29, 2004.

(b) Percent of Class: Mr. Narang owns 100% of the Class B common stock of the Company and less than 5% of the Class A common stock of the Company.

(c) Number of shares as to which such person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 5,200,000 Class B common stock

(iii) sole power to dispose or direct the disposition of: 0

(iv) shared power to dispose or direct the disposition of: 5,200,000 Class B common stock and 478,946 Class A common stock

The amounts shown above reflect a series of transactions that occurred in November and December 2007 for estate planning purposes.

On November 28, 2007, Mr. Narang assigned 1,100,000 shares of Class B common stock (which, pursuant to the Company’s charter, immediately converted into 1,100,000 shares of Class A common stock) to the Narang Family Limited Partnership (the “Partnership”) in return for a 99.5% limited partner interest in the Partnership. The general partner of the Partnership is Narang Family, LLC, which is managed by Dinesh Bhugra, who is not controlled by Mr. Narang. In addition, on November 28, 2007, Mr. Narang contributed his remaining 5,200,000 shares of Class B common stock to Chander K. Narang Revocable Trust u/t/a dated June 30, 1999, of which the Mr. Narang and his spouse are trustees.

On December 13, 2007, Mr. Narang sold half of his 99.5% limited partnership interest in the Partnership to each of SunTrust Bank, as Trustee of the Rajiv Narang 2007 Irrevocable Trust u/t/a dated November 9, 2007 and SunTrust Bank, as Trustee of the Sanjiv Narang 2007 Irrevocable Trust u/t/a dated November 9, 2007. Rajiv and Sanjay Narang are Mr. Narang’s sons. Mr. Narang does not have control over these trusts.

CUSIP No. 62886K 10 4	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of Mr. Narang, on the date hereof, except to the extent set forth herein or the Exhibits herewith, Mr. Narang has no other contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, transfer of any such securities, finders fees, joint ventures, loan or other option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007

/s/ CHARLES K. NARANG
Charles K. Narang